LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
May 8, 2007
VIA EDGAR (as correspondence) and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention: Gary Newberry, Division of Corporation Finance

Re:	Natural Gas Services Group, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 1-31398
Dear Ladies and Gentlemen:
     We write this letter on behalf of Natural Gas Services Group, Inc. (“NGS”) to respond to the comment letter received from the Staff on April 24, 2007, relating to the above-referenced Annual Report on Form 10-K of NGS.
     We have numbered each of NGS’s responses to correspond to the numbering of the comments in the Staff’s comment letter. We have repeated each comment immediately preceding NGS’s response for the convenience of the Staff. As discussed with the Staff, we are including with this letter marked pages from NGS’s 2006 Annual Report on Form 10-K that include proposed revisions made in response to the Staff’s comments. In addition to the enclosed, proposed revisions, NGS will make other conforming changes to its Annual Report on Form 10-K in the nature of general updating.
     Subject to any additional comments or questions the Staff may have, the general updates mentioned above and the revisions described below will be made in an amendment on Form 10-K/A to be filed by NGS.
Form 10-K for the Fiscal Year Ended December 31, 2006
Selected Financial Data, page 19

1.	We note your disclosure of “gross profit, exclusive of depreciation” here and in the tables on page 22 and 24. Such metric is a non-GAAP financial measure as defined under Regulations S-K Item 10(e). Provide all of the disclosures required by this Item for presentation of this non-GAAP financial measure or remove this metric in your amended filing.
Response No. 1.
NGS has provided the disclosures required for presentation of the referenced non-GAAP financial measure. See the marked revisions set forth on the attached pages 19 through 22 and page 24.
Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 28
2.	You disclosed that you funded operations, in part, from your cash flow from operations and have recited and quantified the various components of that metric. Revise this discussion to address the reasons for material changes in such line items, particularly where identification of two or more factors may be necessary to an understanding of a material change. Refer to Instruction 4 of Regulation S-K Item 303(a) and Financial Reporting Codification Section 501.04.
Response No. 2.
NGS has revised the referenced discussion to address this comment. See the marked revisions set forth on the attached pages 28 and 29.
Consolidated Balance Sheet, page F-3
3.	We note the line item accounts payable and accrued liabilities. Tell us the descriptions and related amounts of the accrued liabilities. Amend your disclosure here or in a footnote to provide disclosure of any item in excess of 5% of total current liabilities.
Response No. 3.
NGS has inserted the descriptions and related amounts of accrued liabilities requested by the Staff. See the marked revisions set forth on the attached page F-3. NGS did not have any item in excess of 5% of total current liabilities in fiscal 2006.
4.	The subordinated notes, as described in footnote seven, appear to be due to related parties as discussed elsewhere in your filings under Item 13. Revise this description and disclosure to clearly indicate the related party nature of these notes.

Response No. 4.
NGS has made the revisions requested in this comment. See the marked revisions set forth on the attached pages F-3 and F-15.
Consolidated Statements of Cash Flows, page F-6
5.	You have reported proceeds from the sale of property and equipment as an investing activity and removed the related gross profit from your operating activities. Your disclosure in footnote one indicates the revenue from the sale of rental units is included in sales revenue. Tell us why you consider the proceeds from the sale of the property and equipment an investing activity when the revenue from such sales appears to be a normal part of your ongoing operations. We may have further comment.
Response No. 5.
NGS considers proceeds from the sale of rental equipment to be a part of its ongoing operations, and therefore, reclassified $4.232 million of proceeds from the sale of rental equipment to cash flow from operating activities. See the marked revisions set forth on the attached page F-6.
Exhibits 31.1 and 31.2
6.	We note that the certifications required by Exchange Act Rule 13(a)-14(a) differ from the exact wording required by Regulation S-K Item 601(b)(31). Please revise your certifications for the following items.
º The title should refer only to “certifications”;

º The title of the certifying individual at the beginning of the certification should be removed; and

º The fourth numbered paragraph should also include reference to internal control over financing reporting as specified by Regulation S-K Item 601(b)(31).
Response No. 6.
NGS has inserted the revisions requested in this comment. See the marked revisions set forth on the attached page E-4 and Exhibits 31.1 and 31.2.

Exhibits 32.1 and 32.2
7.	We note that these certifications identify the wrong periodic report. Amend these certifications to refer to the fiscal year ended December 31, 2006.
Response No. 7.
NGS has inserted the revisions requested in this comment. See the marked revisions set forth on the attached Exhibits 32.1 and 32.2.
     If any member of the Staff has questions regarding the foregoing or the marked revisions set forth on the attached pages, please contact Joshua P. Ham at (432) 683-3351 or (432) 688-1380.

Very truly yours, Lynch, Chappell & Alsup

/s/ Joshua P. Ham

Enclosures (via Federal Express only)
cc: Gary Newberry (SEC)(w/encl.)

	Year Ended December 31,
	2002	2003	2004	2005(1)	2006
	(in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF INCOME AND OTHER INFORMATION:
Revenues	$10,297	$12,750	$15,958	$49,311	$62,729
Costs of revenue, exclusive of depreciation shown separately below	5,572	6,057	6,951	31,338	39,308

Gross ~~profit~~ margin(2)	4,725	6,693	9,007	17,973	23,421
Depreciation and amortization	1,166	1,726	2,444	4,224	6,020
Other operating expenses	1,718	2,292	2,652	4,890	5,270

Operating income	1,841	2,675	3,911	8,859	12,131
Total other income (expense)~~(2)~~(3)	(471)	(671)	603	(1,798)	(256)

Income before income taxes	1,370	2,004	4,514	7,061	11,875
Income tax expense	584	697	1,140	2,615	4,287

Net income	786	1,307	3,374	4,446	7,588
Preferred dividends	107	121	53	—	—

Net income available to common stockholders	$679	$1,186	$3,321	$4,446	$7,588

Net income per common share:
Basic	$0.19	$0.24	$0.59	$0.59	$0.67
Diluted	$0.16	$0.23	$0.52	$0.52	$0.66
Weighted average shares of common stock outstanding:
Basic	3,649	4,947	5,591	7,564	11,405
Diluted	4,305	5,253	6,383	8,481	11,472
EBITDA~~(3)~~(4)	$3,511	$4,397	$7,796	$13,282	$19,541

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
BALANCE SHEET INFORMATION:
Current assets	$5,084	$3,654	$7,295	$24,642	$55,170
Total assets	23,937	28,270	43,255	86,369	135,552
Long-term debt (including current portion)	8,847	10,724	15,017	28,205	18,392
Stockholders’ equity	13,001	14,425	22,903	45,690	101,201

(1)	The information for the periods presented may not be comparable because of our acquisition of SCS in January 2005. For additional information regarding this acquisition, you should read the information under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 13. Certain Relationships, Related Transactions and Director Independence — Acquisition of Screw Compression Systems, Inc.” in this Annual Report on Form 10-K.

(2) Gross margin is defined, reconciled to net income and discussed further under “ — Non-GAAP Financial Measures”.

~~(2)~~	(3)Total other income (expense) for the year ended December 31, 2004 includes $1.5 million in life insurance proceeds paid to us upon the death of our former Chief Executive Officer.

(4) EBITDA, is defined, reconciled to net income and discussed further under “ — Non-GAAP Financial Measures”.
Non-GAAP Financial Measures
          Our definition and use of EBITDA
~~(3)~~      “EBITDA” is a non-GAAP financial measure of earnings (net income) from continuing operations before interest, taxes, depreciation, and amortization. This term, as used and defined by us, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, management believes EBITDA is useful to an investor in evaluating our operating performance because:

•	it is widely used by investors in the energy industry to measure a company’s operating performance without regard to items excluded from the calculation of EBITDA, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating structure; and

•	it is used by our management for various purposes, including as a measure of operating performance, in presentations to our Board of Directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation.
          There are material limitations to using EBITDA as a measure of performance, including the inability to analyze the impact of certain recurring items that materially affect our net income or loss, and the lack of comparability of results of operations of different companies.
          Our definition and use of gross margin
          We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management as it represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Gross margin differs from gross profit which includes depreciation expense. We believe gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our selling, general and administrative activities, the impact of our financing methods and income taxes. Depreciation expense may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operating activity. Rather, depreciation expense reflects the systematic allocation of historical fixed asset values over the estimated useful lives.
          Gross margin has certain material limitations associated with its use as compared to net income. These limitations are primarily due to the exclusion of certain expenses. Each of these excluded expenses is material to our consolidated results of operations. Because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue and selling, general and administrative expense is a necessary cost to support our operations and required corporate activities. In order to compensate for these limitations, management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance.
          As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.
          Reconciliation
          The following table reconciles EBITDA and gross margin to our net income, the most directly comparable GAAP financial measure:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Net Income	$786	$1,307	$3,374	$4,446	$7,588

Interest expense, net	975	667	838	1,997	1,646
Income taxes	584	697	1,140	2,615	4,287
Depreciation and amortization	1,166	1,726	2,444	4,224	6,020
EBITDA	$3,511	$4,397	$7,796	$13,282	$19,541
Other operating expenses	1,718	2,292	2,652	4,890	5,270
Other expenses (income)	(504)	4	(1,441)	(199)	(1,390)

Gross Margin	$4,725	$6,693	$9,007	$17,973	$23,421

~~Year Ended December 31,~~
	~~2002~~		~~2003~~		~~2004~~		~~2005~~		~~2006~~
~~(in thousands)~~
~~EBITDA~~	~~$~~	~~3,511~~	~~$~~	~~4,397~~	~~$~~	~~7,796~~	~~$~~	~~13,282~~	~~$~~	~~19,541~~
~~Depreciation and amortization~~		~~1,166~~		~~1,726~~		~~2,444~~		~~4,224~~		~~6,020~~
~~Interest expense, net~~		~~975~~		~~667~~		~~838~~		~~1,997~~		~~1,646~~
~~Income taxes~~		~~584~~		~~697~~		~~1,140~~		~~2,615~~		~~4,287~~

~~Net Income~~	~~$~~	~~786~~	~~$~~	~~1,307~~	~~$~~	~~3,374~~	~~$~~	~~4,446~~	~~$~~	~~7,588~~

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion is intended to assist you in understanding our financial position and results of operations for each year in the three-year period ended December 31, 2006. You should read the following discussion and analysis in conjunction with our audited consolidated financial statements and the related notes.
     The following discussion contains forward-looking statements. For a description of limitations inherent in forward-looking statements, see “Special Note Regarding Forward-Looking Statements” on page (ii).
Overview
     We fabricate, manufacture, rent and sell natural gas compressors and related equipment. Our primary focus is on the rental of natural gas compressors. Our rental contracts generally provide for initial terms of six to 24 months. After the initial term of our rental contracts, most of our customers have continued to rent our compressors on a month-to-month basis. Rental amounts are paid monthly in advance and include maintenance of the rented compressors. As of December 31, 2006, we had 974 natural gas compressors totaling approximately 112,718 horsepower rented to 84 third parties, compared to 820 natural gas compressors totaling approximately 90,486 horsepower rented to 75 third parties at December 31, 2005.

     In general, we expect our overall business activity and revenues to track the level of activity in the natural gas industry, with changes in domestic natural gas production and consumption levels and prices more significantly affecting our business than changes in crude oil and condensate production and consumption levels and prices. We also believe that demand for compression services and products is driven by declining reservoir pressure in maturing natural gas producing fields and, more recently, by increased focus by producers on non-conventional natural gas production, such as coalbed methane, gas shales and tight gas, which typically requires more compression than production from conventional natural gas reservoirs.
     Demand for our products and services have been strong throughout 2005 and 2006. We believe demand will remain strong throughout 2007 due to high oil and natural gas prices and increased demand for natural gas. Because of these market fundamentals for natural gas, we believe the long-term trend of activity in our markets is favorable. However, these factors could be more than offset by other developments affecting the worldwide supply and demand for natural gas. Additionally, activity created by recent increases in the price of natural gas may make it difficult to meet the demands of our markets.
     For fiscal year 2007, our forecasted capital expenditures are approximately $27 to $32 million, primarily for additions to our compressor rental fleet. We believe that the proceeds from our public offering of common stock we completed in March 2006, together with funds available to us under our bank credit facility and cash flows from operations will be sufficient to satisfy our capital and liquidity requirements through 2007. We may further require additional capital to fund any unanticipated expenditures, including any acquisitions of other businesses. Additional capital may not be available to us when we need it or on acceptable terms.
Results of Operations
Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005
     The table below shows our revenues, percentage of total revenues, gross ~~profit~~ margin, exclusive of depreciation, and gross ~~profit~~ margin percentage of each of our segments for the years ended December 31, 2006 and December 31, 2005. ~~The gross profit~~ Gross margin is the ~~ratio, expressed as a percentage, of gross profit~~, difference between revenue and cost of sales, exclusive of depreciation. ~~, to total revenue.~~

	Revenue				Gross ~~Profit~~ Margin, Exclusive of Depreciation(1)
	Year Ended December 31,				Year Ended December 31,
	2005		2006		2005		2006
	(do llars in thousands)
Sales	$30,278	61%	$38,214	61%	$6,947	23%	$8,585	23%
Service and maintenance	2,424	5%	979	1%	945	39%	244	25%
Rental	16,609	34%	23,536	38%	10,081	61%	14,592	62%

Total	$49,311		$62,729		$17,973	36%	$23,421	37%

(1)	For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 6. Selected Financial Data — Non-GAAP Financial Measures” in this report.
     Total revenues for the year ended December 31, 2006 increased 27.2% to $62.7 million, as compared to $49.3 million for the year ended December 31, 2005. The increase in revenue reflects the increase in our rental revenue and unit sales to third parties offset by the decline in service revenue.
     Sales revenue increased from $30.3 million to $38.2 million, or 26.2%, for the year ended December 31, 2006, compared to the year ended December 31, 2005. This increase was mainly the result of $4.1 million in sales of rental equipment to an existing rental customer and additional sales of compressor units from our Tulsa, Oklahoma location. Sales to third parties included (1) compressor unit sales (including used rental equipment), (2) flare sales, (3) parts sales, (4) compressor rebuilds and (5) sale of rental units.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004
     The table below shows our revenues, percentage of total revenues, gross ~~profit~~ margin, exclusive of depreciation, and gross profit margin percentage of each of our segments for the years ended December 31, 2005 and December 31, 2004. ~~The gross profit margin is the ratio, expressed as a percentage, of gross profit, exclusive of depreciation, to total revenue.~~ Gross margin is the difference between revenue and cost of sales, exclusive of depreciation.

	Revenue				Gross ~~Profit~~ Margin, Exclusive of Depreciation(1)
	Year Ended December 31,				Year Ended December 31,
	2004		2005		2004		2005
	(dollars in thousands)
Sales	$3,593	23%	$30,278	61%	$1,037	29%	$6,947	23%
Service and maintenance	1,874	11%	2,424	5%	517	28%	945	39%
Rental	10,491	66%	16,609	34%	7,453	71%	10,081	61%

Total	$15,958		$49,311		$9,007	56%	$17,973	36%

(1)	For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 6. Selected Financial Data — Non-GAAP Financial Measures” in this report.
     Total revenues for the year ended December 31, 2005 increased 209.0% to $49.3 million, as compared to $16.0 million for the year ended December 31, 2004. The increase in revenue reflects the increase in our rental revenue and the addition of revenue from our acquisition of SCS.
     Sales revenue increased from $3.6 million to $30.3 million, or 742.7%, for the year ended December 31, 2005, compared to the year ended December 31, 2004. The increase was mainly the result of the sale of compressor units to outside third parties by SCS.
     Service and maintenance revenue increased from $1.9 million to $2.4 million, or 29.3%, for the year ended December 31, 2005, compared to the year ended December 31, 2004. The increase was mainly the result of additional third party labor sales in our New Mexico area and Michigan branches.
     Rental revenue increased from $10.5 million to $16.6 million, or 58.3%, for the year ended December 31, 2005, compared to the year ended December 31, 2004. The increase was mainly the result of units added to our rental fleet and rented to third parties. At December 31, 2005, we had 865 compressor packages in our rental fleet, up from 586 units at December 31, 2004. The average monthly rental rate per unit at December 31, 2005 was $2.1 thousand, as compared to $2.0 thousand at December 31, 2004.
     The overall gross margin percentage, exclusive of depreciation, decreased to 36.4% for the year ended December 31, 2005, as compared to 56.4% for the year ended December 31, 2004. This decrease resulted mainly from the relative increase in compressor sales revenue as a percentage of the total revenue. Our rental fleet carried a gross margin averaging 60.7% for 2005, and compressor and parts sales margins averaged 23.0%.
     Selling, general and administrative expense increased from $2.7 million to $4.9 million, or 84.4%, for the year ended December 31, 2005, as compared to the year ended December 31, 2004. This was mainly the result of the increased expenses attributed to our acquisition of SCS. SCS accounted for approximately $1.5 million of the total selling, general and administrative expenses for the year ended December 31, 2005.
     Depreciation and amortization expense increased 72.8% from $2.4 million to $4.2 million for the year ended December 31, 2005, compared to the year ended December 31, 2004. This increase was the result of 279 new gas compressor rental units being added to rental equipment from December 31, 2004 to December 31, 2005, thus increasing the depreciable base.
     Other income decreased approximately $1.2 million for the year ended December 31, 2005, compared to the same period in 2004. This decrease was due mainly to the $1.5 million that was received in the year ended December 31, 2004 as life insurance proceeds from the death of our former Chief Executive Officer, offset by additional interest income from our money market accounts in 2005.
     Interest expense increased by $1.2 million, or 138%, for the year ended December 31, 2005, compared to the same period ended December 31, 2004, mainly due to increased debt incurred to finance rental equipment additions, debt related to our acquisition of SCS and increased interest rates.

Environmental Regulations
     Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to protection of human safety and health and the environment, affect our operations and costs. Compliance with these laws and regulations could cause us to incur remediation or other corrective action costs or result in the assessment of administrative, civil and criminal penalties and the issuance of injunctions delaying or prohibiting operations. In addition, we have acquired certain properties and plant facilities from third parties whose actions with respect to the management and disposal or release of hydrocarbons or other wastes were not under our control. Under environmental laws and regulations, we could be required to remove or remediate wastes disposed of or released by prior owners. In addition, we could be responsible under environmental laws and regulations for properties and plant facilities we lease, but do not own. Compliance with such laws and regulations increases our overall cost of business, but has not had a material adverse effect on our operations or financial condition. It is not anticipated, based on current laws and regulations, that we will be required in the near future to expend amounts that are material in relation to our total expenditure budget in order to comply with environmental laws and regulations but, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. We also could incur costs related to the clean up of sites to which we send equipment and for damages to natural resources or other claims related to releases of regulated substances at such sites.
Liquidity and Capital Resources
     The Company’s working capital position as of December 31, 2005 and 2006 is set forth below.

	December 31,	December 31,
	2005	2006

Current Assets:
Cash and cash equivalents	$3,271	$$4,391
Short-term investments	—	25,052
Trade accounts receivable, net	6,192	8,463
Inventory, net	14,723	16,943
Prepaid expenses and other	456	321

Total current assets	24,642	55,170

Current Liabilities:
Current portion of long-term debt and subordinated notes	5,680	4,442
Line of credit	300	—
Accounts payable	3,180	2,837
Accrued liabilities	1,737	2,077
Current portion of tax liability	207	1,056
Deferred income	103	225

Total current liabilities	11,207	10,637

Total working capital	$13,435	$44,533

     Historically, we have funded our operations through public and private offerings of our equity securities, subordinated debt, bank borrowings and cash flow from operations. Proceeds of financings have been primarily used to repay debt, to fund the manufacture and fabrication of additional units for our rental fleet of natural gas compressors and for acquisitions. ~~At December 31, 2005, we had cash and cash equivalents of approximately $3.3 million, working capital of $13.4 million and total debt of $28.2 million, of which approximately $6.0 million was classified as current. At that same date, we also had letters of credit outstanding in the aggregate face amount of $2.0 million which secured payment of our subordinated debt in the amount of $3.0 million. We had positive net cash flow from operating activities of approximately $3.8 million during 2005. This was primarily from net income of $4.4 million, plus depreciation and amortization of $4.2 million, an increase in deferred taxes of $2.4 million, an increase in accounts payable and accrued liabilities of $0.4 million, offset by an increase in trade accounts receivable of $1.4 million, deferred income of $0.9 million, and an increase in inventory of $5.7 million.~~
     For the year ended December 31, 2006, we invested approximately $27.7 million in equipment for our rental fleet and in service vehicles. We financed this activity with the proceeds from our March 2006 public offering of common stock and funds from operations. We borrowed approximately $1.4 million from our bank in 2006. We also repaid approximately $11.3 million of our existing debt during 2006.

Cash flows
     At December 31, 2005, we had cash and cash equivalents of approximately $3.3 million, working capital of $13.4 million and total debt of $28.2 million, of which approximately $6.0 million was classified as current. At that same date, we also had letters of credit outstanding in the aggregate face amount of $2.0 million which secured payment of our subordinated debt in the amount of $3.0 million. We had positive net cash flow from operating activities of approximately $3.8 million during 2005. This was primarily from net income of $4.4 million, plus depreciation and amortization of $4.2 million, an increase in deferred taxes of $2.4 million, an increase in accounts payable and accrued liabilities of $0.4 million, offset by an increase in trade accounts receivable of $1.4 million, deferred income of $0.9 million, and an increase in inventory of $5.7 million.
     At December 31, 2006, we had cash and cash equivalents of approximately $4.4 million, working capital of $44.5 million and total debt of $18.4 million, of which approximately $4.4 million was classified as current. At that same date, we also had letters of credit outstanding in the aggregate face amount of $2.0 million. We had positive net cash flow from operating activities of approximately ~~$11.8~~ $16.1 million during 2006. This was primarily from net income of $7.6 million, plus depreciation and amortization of $6.0 million, an increase in deferred taxes of $2.5 million and proceeds from the sales of rental equipment, offset by an increase in trade accounts receivable of $2.3 million, and an increase in inventory of $2.2 million.
     ~~For the year ended December 31, 2006, we invested approximately $27.7 million in equipment for our rental fleet and in service vehicles. We financed this activity with the proceeds from our March 2006 public offering of common stock and funds from operations. We borrowed approximately $1.4 million from our bank in 2006. We also repaid approximately $11.3 million of our existing debt during 2006.~~
     Short term investments increased to $25.1 million from December 31, 2005 to December 31, 2006. This increase is the remaining proceeds from our March 2006 secondary public offering. The initial net proceeds from the offering was $47.1 million, from this we paid down of $5.0 million of debt and the remainder was used for capital expenditures to build additional units for our compressor rental fleet.
     Trade accounts receivable increased $2.3 million to $8.5 million at December 31, 2006 as compared to $6.2 million at December 31, 2005, largely reflecting the impact of higher sales.
     Inventory increased $2.2 million to $16.9 million as of the end of 2006 as compared to $14.7 million as of the end of 2005. This increase is mainly a reflection of increased sales activity. Inventory turnover was 7.97 at December 31, 2005 and improved to 7.41 at December 31, 2006
     Long term debt decreased $9.8 million to $18.4 million at December 31, 2006 compared to $28.2 million at December 31, 2005. The current portion of long term debt decreased $1.5 million to $4.4 million at December 31, 2006 compared to $6.0 million at December 31, 2005, mainly the result of normal amortization of debt and a one time payment of $5 million from offering proceeds.
Contractual Obligations and Commitments
     We have contractual obligations and commitments that affect our consolidated results of operations, financial condition and liquidity. The following table is a summary of our significant cash contractual obligations:

Exhibit No.	Description
21.0
Subsidiaries (Incorporated by reference to Exhibit 21.0 of the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 30, 2005)

*23.1	Consent of Hein & Associates LLP

*31.1	Certifications ~~Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002~~

*31.2	Certifications ~~Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002~~

*32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

*32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.

E-4

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except per share data)

	December 31,
	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents	$3,271	$4,391
Short-term investments	—	25,052
Trade accounts receivable, net of doubtful accounts of $75 and $110, respectively	6,192	8,463
Inventory, net of allowance for obsolescence of $361 and $347, respectively	14,723	16,943
Prepaid expenses and other	456	321

Total current assets	24,642	55,170
Rental equipment, net of accumulated depreciation of $7,598 and $11,320, respectively	41,201	59,866
Property and equipment, net of accumulated depreciation of $2,458 and $3,679, respectively	6,424	6,714
Goodwill, net of accumulated amortization of $325	10,039	10,039
Intangibles, net of accumulated amortization of $492 and $819, respectively	3,978	3,650
Other assets	85	113

Total assets	$86,369	$135,552

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt and subordinated notes	$5,680	$4,442
Line of credit	300	—
Accounts payable ~~and accrued liabilities~~	3,180	2,837
	~~4,917~~	~~4,914~~
Accrued liabilities	1,737	2,077
Current income tax liability	207	1,056
Deferred income	103	225

Total current liabilities	11,207	10,637
Long term debt, less current portion	20,225	12,950
Subordinated notes-related parties, less current portion	2,000	1,000
Deferred income tax payable	7,247	9,764
Commitments (Note 11) Stockholders’ equity:
Common stock, 30,000 shares authorized, par value $0.01; 9,022 and 12,046 shares issued and outstanding, respectively	90	120
Additional paid-in capital	34,667	82,560
Retained earnings	10,933	18,521

Total stockholders’ equity	45,690	101,201

Total liabilities and stockholders’ equity	$86,369	$135,552

See accompanying notes to these consolidated financial statements.

NATURAL GAS SERVICES GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Years Ended December 31,
	2004	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,374	$4,446	$7,588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,444	4,224	6,020
Deferred taxes	1,120	2,408	2,544
Employee stock option expense	—	135	376
Loss (gain) on disposal of assets	71	(28)	13
Proceeds from sale of rental equipment	—	—	4,232
Gross profit from sale of rental equipment	—	—	(1,263)
Changes in current assets:
Trade accounts and other receivables	(1,182)	(1,352)	(2,271)
Inventory	(1,915)	(5,699)	(2,220)
Prepaid expenses and other	(34)	(362)	135
Changes in current liabilities:
Accounts payable and accrued liabilities	1,264	337	(3)
Current income tax liability	20	187	849
Deferred income	(185)	(855)	122
Other assets	(279)	348	(46)

			~~11,844~~
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,698	3,789	16,076

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(11,596)	(17,708)	(27,684)
Purchase of short-term investments	—	—	(38,252)
Redemption of short-term investments	—	—	13,200
Assets acquired, net of cash	—	(7,584)	—
			4,305
Proceeds from sale of property and equipment	50	264	73
Changes in restricted cash	(2,000)	2,000	—

			~~(48,431 )~~
NET CASH USED IN INVESTING ACTIVITIES	(13,546)	(23,028)	(52,663)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from line of credit	550	300	1,375
Proceeds from long-term debt	6,592	21,517	68
Repayments of long-term debt	(2,589)	(13,077)	(9,581)
Repayment of line of credit	(300)	—	(1,675)
Dividends paid on preferred stock	(53)	—	—
Proceeds from exercise of stock options and warrants	5,157	13,085	357
Proceeds from sale of stock, net of transaction costs	—	—	47,163

NET CASH PROVIDED BY FINANCING ACTIVITIES	9,357	21,825	37,707

NET CHANGE IN CASH	509	2,586	1,120

CASH AT BEGINNING OF PERIOD	176	685	3,271

CASH AT END OF PERIOD	$685	$3,271	$4,391

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$775	$1,877	$1,692

Income taxes paid	$31	$24	$894

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Assets acquired for issuance of subordinated debt	—	3,000	—
Assets acquired for issuance of common stock	—	5,120	—
See accompanying notes to these consolidated financial statements.

7. Subordinated Notes
     In 2001, the Company completed an offering of units consisting of subordinated debt and warrants. The balance of the subordinated debt, net of unamortized discount of $90 thousand, was $1.4 million at December 31, 2004. All amounts due on the notes were paid in full during 2005. Each unit consisted of a $25 thousand 10% subordinated note due December 31, 2006 and a five-year warrant to purchase 10 thousand shares of the Company’s common stock at $3.25 per share. Interest only was payable annually, with all principal due at maturity. Warrants to purchase 61.6 thousand shares were also granted on the same terms to a placement agent in connection with the offering. Certain stockholders, officers and directors purchased units in the subordinated debt offering, (totaling $259 thousand in notes and warrants representing 104 thousand shares) on the same terms and conditions as non-affiliated purchasers in the offering. As of December 31, 2006, none of the warrants remained outstanding.
     On January 3, 2005, the Company issued subordinated promissory notes to Paul D. Hensley, James R. Hazlett and Tony Vohjesus, the owners of Screw Compression Systems, Inc. , as part of the consideration for the acquisition of Screw Compression Systems As of January 3, 2005, Screw Compression Systems, Inc. became a wholly owned subsidiary of the Company. Mr. Hensley is currently the President of Screw Compression Systems, Inc. and a Director of Natural Gas Services Group, Inc. Mr. Hazlett became Vice President-Technical Services of Natural Gas Services Group, Inc. in June 2005 and also continues to serve as a Vice President of Screw Compression Systems, Inc. Mr. Vohjesus remains employed by Screw Compression Systems, Inc. as a Vice President. The aggregate principal amount was $3 million bearing interest at the rate of 4.00% per annum. Beginning January 1, 2006, a principal payment of $1 million is due and payable each year until maturity on January 1, 2008, plus the current outstanding interest. The subordinated promissory notes are secured by a letter of credit in the face amount of $2 million. As of December 31, 2006, $2 million was outstanding on these notes.
8. Income Taxes
     The provision for income taxes consists of the following (in thousands):

	2004	2005	2006
Current provision:
Federal	$—	$91	$1,475
State	20	116	268

	20	207	1,743
Deferred provision:
Federal	1,029	2,310	2,403
State	91	98	141

	1,120	2,408	2,544

	$1,140	$2,615	$4,287

     The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and (liabilities) are as follows (in thousands):

	2004	2005	2006
Deferred income tax assets:
Net operating loss	$2,669	$984	$—
Alternative minimum tax credit	—	91	99
Other	7	60	242

Total deferred income tax assets	2,676	1,135	341

Deferred income tax liabilities:
Property and equipment	(5,483)	(6,736)	(8,571)
Goodwill and other intangible assets	(142)	(1,575)	(1,508)
Other	(9)	(71)	(26)

Total deferred income tax liabilities	(5,634)	(8,382)	(10,105)

Net deferred income tax liabilities	$(2,958)	$(7,247)	$(9,764)

     The effective tax rate differs from the statutory rate as follows:

	2004	2005	2006
Statutory rate	34%	34%	34%
State and local taxes	3%	3%	3%
Nontaxable life insurance proceeds	(12)%	—	-
Other	—	—	(1)%

Effective rate	25%	37%	36%

Exhibit 31.1
Certifications ~~Certification of Principal Executive Officer Under~~
~~Section 302 of the Sarbanes-Oxley Act of 2002~~
     I, Stephen C. Taylor, ~~Chairman of the Board of Directors, Chief Executive Officer and President of Natural Gas Services Group, Inc.~~, certify that:
1.	I have reviewed this Annual Report on Form 10-K of Natural Gas Services Group, Inc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Dated: March 12, 2007

/s/ Stephen C. Taylor
Stephen C. Taylor, Chairman of the
Board of Directors, Chief Executive Officer and President
(Principal Executive Officer)

Exhibit 31.2
Certifications ~~Certification of Principal Financial Officer Under~~
~~Section 302 of the Sarbanes-Oxley Act of 2002~~
I, Earl R. Wait, ~~Vice President — Accounting of Natural Gas Services Group, Inc.,~~ certify that:
1.	I have reviewed this Annual Report on Form 10-K of Natural Gas Services Group, Inc;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Dated: March 12, 2007

/s/ Earl R. Wait
Earl R. Wait, Vice President-
Accounting (Principal Financial Officer)

Exhibit 32.1
Certification Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
     In connection with the Annual Report of Natural Gas Services Group, Inc. (the “Company”) on Form 10-K for the year ended December 31, ~~2005~~ 2006, as filed with the Securities and Exchange Commission (the “Report”), I, Stephen C. Taylor, the Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer) of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: March 12, 2007

/s/ Stephen C. Taylor
Stephen C. Taylor, Chairman
of the Board of Directors, Chief
Executive Officer and President
(Principal Executive Officer)

Exhibit 32.2
Certification Pursuant to 18 U.S.C. §1350, as Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
     In connection with the Annual Report of Natural Gas Services Group, Inc. (the “Company”) on Form 10-K for the year ended December 31, ~~2005~~ 2006, as filed with the Securities and Exchange Commission (the “Report”), I, Earl R. Wait, the Vice President — Accounting (Principal Financial Officer) of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: March 12, 2007

/s/ Earl R. Wait

Earl R. Wait, Vice President-
Accounting (Principal Financial Officer)